Tallgrass Energy GP, LP

4200 W. 115th Street, Suite 350

Leawood, KS 66211-2609

Phone: 913.928.6060

August 3, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Tallgrass Energy GP, LP
Registration Statement on Form S-3
Filed June 1, 2016
File No. 333-211753

Ladies and Gentlemen:

Set forth below are the responses of Tallgrass Energy GP, LP (the “Partnership”) to the comment contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 2, 2016, with respect to the above-captioned filing. “We,” “us,” “our” and similar terms refer to the Partnership (and its respective subsidiaries), as designated by the subheadings herein or as the context requires.

For your convenience, we have repeated in bold type the comment exactly as set forth in the comment letter. The Partnership’s response to the comment is set forth immediately below the text of the comment.

General

1. We note your response to our prior comment 2. Please provide us with a representation from the selling security holders that own Tallgrass Energy Holdings, LLC’s membership interests that there are no voting agreements or similar agreements between them and that they are not affiliates of one another.

Response:

In response to the Staff’s request, we have provided copies of the requested representations from EMG, Kelso and Tallgrass KC as Appendix A to this letter. As noted in your prior comment 2, the entities controlled by EMG, Kelso and Tallgrass KC own nearly 100% of the outstanding membership interests in Tallgrass Energy Holdings, LLC (“Holdings”). The two remaining selling security holders, Wylie

Ventures, LLC and Hobbs Ventures, LLC, collectively own less than 1% of the membership interests in Holdings, are not entitled to designate any members of the board of managers of Holdings, and are not affiliated with any of the other selling security holders. Therefore we do not believe that representations from such selling security holders are relevant to the Staff’s prior comment.

Should the Staff have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (913) 928-6045 or Mollie Duckworth of Baker Botts L.L.P. at (512) 322-2551.

Very truly yours,

TALLGRASS ENERGY GP, LP

By:	TEGP Management, LLC, its general partner

By:	/s/ Gary J. Brauchle
Gary J. Brauchle
Executive Vice President and Chief Financial Officer

cc:	Mollie Duckworth, Baker Botts L.L.P.
Christopher R. Jones, Vice President, General Counsel and Secretary

Appendix A

Requested Representations from EMG, Kelso and Tallgrass KC

August 3, 2016

In response to the request of the staff of the Securities and Exchange Commission, dated August 2, 2016, with respect to the Registration Statement on Form S-3 (the “Registration Statement”) filed by Tallgrass Energy GP, LP (the “Partnership”) on June 1, 2016, the undersigned Tallgrass Holdings, LLC, a Delaware limited liability company (“Tallgrass Holdings”), hereby represents, as of the date set forth above, as follows:

1.	Tallgrass Holdings is not party to any voting agreements or similar agreements to vote its membership interests in Tallgrass Energy Holdings, LLC with any other selling security holder named in the Registration Statement.

2.	Tallgrass Holdings is not an “affiliate” (as defined in Rule 405 of the Securities Act of 1933, as amended) with any other selling security holder named in the Registration Statement.

TALLGRASS HOLDINGS LLC

By:	EMG Fund II Management, LP,
its manager

By:	EMG Fund II Management LLC
its general partner

By:	/s/ John Raymond
John Raymond, Chief Executive Officer

August 3, 2016

In response to the request of the staff of the Securities and Exchange Commission, dated August 2, 2016, with respect to the Registration Statement on Form S-3 (the “Registration Statement”) filed by Tallgrass Energy GP, LP (the “Partnership”) on June 1, 2016, the undersigned KIA VIII (Rubicon), L.P., a Delaware limited partnership (“KIA VIII”), and KEP VI AIV (Rubicon), LLC, a Delaware limited liability company (“KEP VI AIV” and, together with KIA VIII, the “Kelso Entities”) hereby represent, as of the date set forth above, as follows:

1.	The Kelso Entities are not party to any voting agreements or similar agreements to vote their respective membership interests in Tallgrass Energy Holdings, LLC with any other selling security holder named in the Registration Statement.

2.	Neither of the Kelso Entities is an “affiliate” (as defined in Rule 405 of the Securities Act of 1933, as amended) with any other selling security holder named in the Registration Statement, provided, however that KIA VIII and KEP VI AIV may be deemed to be affiliates of each other.

KIA VIII (Rubicon), L.P.

By:	KIA VIII (Rubicon) GP, L.P.,
its general partner

By:	Kelso GP VIII, LLC,
its general partner

By:	/s/ Frank J. Loverro
Frank J. Loverro
Managing Member

KEP VI AIV (Rubicon), LLC

By:	/s/ Frank J. Loverro
Frank J. Loverro
Managing Member

August 3, 2016

In response to the request of the staff of the Securities and Exchange Commission, dated August 2, 2016, with respect to the Registration Statement on Form S-3 (the “Registration Statement”) filed by Tallgrass Energy GP, LP (the “Partnership”) on June 1, 2016, the undersigned Tallgrass KC, LLC, a Delaware limited liability company (“Tallgrass KC”), hereby represents, as of the date set forth above, as follows:

1.	Tallgrass KC is not party to any voting agreements or similar agreements to vote its membership interests in Tallgrass Energy Holdings, LLC with any other selling security holder named in the Registration Statement.

2.	Tallgrass KC is not an “affiliate” (as defined in Rule 405 of the Securities Act of 1933, as amended) with any other selling security holder named in the Registration Statement.

TALLGRASS KC, LLC

By:	/s/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr.
Manager